Exhibit 3.2



          Second Amendment to the Bylaws of Unity Wireless Corporation



     Pursuant to a resolution of the Board of Directors adopted on August 23, 2002, Section 2.1 of the Amended and Restated Bylaws of Unity Wireless Corporation is hereby amended and restated in its entirety to read as follows:

     2.1 Meeting. The annual meeting of the shareholders shall be held on the third Tuesday of October of each year at 10:00AM, or at such other time and date as the Board shall designate, for the purpose of electing directors and officers and transacting such business as may properly come before the meeting. If the day fixed for the annual meeting is a legal holiday at the place of the meeting, the meeting shall be held on the next succeeding business day. If the annual meeting is not held on the date designated therefore, the Board shall cause the meeting to be held as soon thereafter as may be convenient.

     IN WITNESS WHEREOF, the secretary of Unity Wireless Corporation hereby certifies that this amendment was duly adopted by the Board of Directors as set forth above.


                                             /s/ Roland Sartorius
Dated:  August 23, 2002                      ___________________________________
                                             Secretary